Exhibit 99.2

Chijet Motor Company Inc. Announces Official Name Change to “Digital Currency X Technology Inc.” and New Ticker Symbol “DCX” Effective December 10, 2025

New York, December 9, 2025 — At the opening of trading on December 10, 2025, the Class A ordinary shares of CHIJET MOTOR COMPANY, INC. (NASDAQ: CJET) (the “Company”) will begin trading on the Nasdaq Capital Market under the new name “Digital Currency X Technology Inc.” and new ticker symbol “DCX.”

In connection with the name change and ticker symbol change, no action is required from the Company’s current securityholders, and the Company’s CUSIP number will remain the same.

Historical trading data of the Company’s shares prior to December 10, 2025 may not yet be available on certain third-party websites and apps when searching for “Digital Currency X Technology Inc.” and/or “DCX,” in which case such data may temporarily be found under “CHIJET MOTOR COMPANY, INC.” and/or “CJET.”

About the Company

The primary business of the Company is the development, manufacture, sales, and service of traditional fuel vehicles and new energy vehicles. State-of-the-art manufacturing systems and stable supply chain management enable the Company to provide consumers with products of high performance at reasonable prices. In addition to its large modern vehicle production base in Jilin, China, a factory in Yantai, China will be dedicated to NEV production upon completion of its construction. The Company has a management team of industry veterans with decades of experience in engineering and design, management, financing, industrial production, and financial management. For additional information about the Company, please visit www.chijetmotors.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, formulated in accordance with the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995. These statements, reflecting the Company’s projections about its future financial and operational performance, employ terms like ‘believes,’ ‘estimates,’ ‘anticipates,’ ‘expects,’ ‘plans,’ ‘projects,’ ‘intends,’ ‘potential,’ ‘target,’ ‘aim,’ ‘predict,’ ‘outlook,’ ‘seek,’ ‘goal,’ ‘objective,’ ‘assume,’ ‘contemplate,’ ‘continue,’ ‘positioned,’ ‘forecast,’ ‘likely,’ ‘may,’ ‘could,’ ‘might,’ ‘will,’ ‘should,’ ‘approximately,’ and similar expressions to convey the uncertainty of future events or outcomes. These forward-looking statements are based on the Company’s current expectations, assumptions, and projections, involving judgments about future economic conditions, competitive landscapes, market dynamics, and business decisions, many of which are inherently challenging to predict accurately and are largely beyond the Company’s control. Additionally, these statements are subject to a multitude of known and unknown risks, uncertainties, and other variables that could significantly diverge the Company’s actual results from those depicted in any forward-looking statement. These factors include, but are not limited to, varying economic conditions, competitive pressures, and regulatory changes. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com